Exhibit 99.1

Page  |  1

Materialise Reports Third Quarter 2014 Results

Leuven, Belgium – November 12, 2014 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the third quarter ending September 30, 2014.

Highlights – Third Quarter 2014

•	Revenue increased 16.9% year over year to 19,833 kEUR

•	3D Printing software sales increased 29%

•	Total software sales were 31% of total revenue

•	R&D increased by 1,145 KEUR to 18.5% of total revenue

•	Adjusted EBITDA, excluding non-cash stock based compensation expenses, was 2,055 kEUR for a 10.4% margin.

“Our second quarter as a public company was another very active and successful period for Materialise,” said Executive Chairman Peter Leys. “We delivered revenue growth of 17% while continuing to invest heavily in developing new products and expanding our sales reach. Consistent with the second quarter, we continued to drive growth of our 3D printing software. The capital we raised through our IPO has given us the flexibility to make buy or build decisions about the most efficient way to accelerate our growth, and our recent acquisition of OrthoView Holdings Limited, the world’s leading provider of 2D digital pre-operative planning and templating solutions for orthopedic surgeons, is an important step in expanding our distribution channels. In summary, we are executing well on both the company’s near- and our longer-term strategic objectives.”

Third Quarter 2014 Results

Total revenues for the third quarter of 2014 increased by 16.9% to 19,833 kEUR compared to 16,973 kEUR for the third quarter of 2013, driven by strong gains in the software and industrial production segments. Adjusted EBITDA, excluding stock-based compensation expenses, decreased from 2,460 kEUR to 2,055 kEUR reflecting ongoing investments in both research and development and sales and marketing. The adjusted EBITDA margin in the third quarter was 10.4% compared to 14.5% last year.

Revenues from the 3D Printing Software segment, which offers proprietary software worldwide through programs that enable and enhance the functionality of 3D printers and 3D printing operations, increased by 29.0 % to 4,438 kEUR for the third quarter of 2014 from 3,441 kEUR for the same quarter last year. Growth was fueled by a significant increase in new license sales across all regions, showing an accelerated growth in revenue generated with OEMs. EBITDA increased from 1,345 kEUR to 1,518 kEUR while the EBITDA margin declined to 34.2% from 39.1% last year due significant investments in S&M and R&D expenses, which collectively increased 46% year-over-year, in line with our announced strategy.

Page  |  2

Revenues from the Medical segment, which offers both a medical software platform and a portfolio of medical devices and clinical engineering services to our customers, increased by 3.8% to 7,090 kEUR for the third quarter of 2014 compared to 6,833 kEUR for the same quarter last year. Near-term growth was constrained by the conversion from perpetual to annual licenses and the maturation of the knee guide business. Sales of medical software decreased 2% to 1,748 kEUR from 1,791 kEUR due to the license conversion, as evidenced by the fact that the share of annual licenses increased to 29% of new license sales from 7% last year. Revenues from the direct sale of guides and implants increased by 53% from the previous year. EBITDA decreased from 1,213 kEUR to 677 kEUR and the EBITDA margin fell to 9.5% from 17.8% due to significant investments in R&D projects (up 50% versus Q3 of last year) including the investments in metal printing and X-ray guide technology, among others, which are directly impacting profitability.

Revenues from the Industrial Production segment, which primarily offers 3D printing services to industrial and commercial customers, increased 22.1% to 8,190 kEUR for the third quarter of 2014 from 6,708 kEUR for last year’s third quarter. Growth in the quarter was largely driven by higher sales of the company’s early-stage growth businesses (i.materialise and RapidFit), which collectively increased their revenue by 84%. Sales of end parts rose 37% in the 2014 third quarter from the prior-year period. EBITDA rose to 753 kEUR from 600 kEUR and the EBITDA margin improved to 9.2% from 8.9% for last year’s quarter. Excluding the growth businesses, the Q3 2014 EBITDA margin was 18.8% versus 16.3% the prior year.

Gross profit was 12,154 kEUR for the third quarter of 2014 compared to 10,691 kEUR for the 2013 quarter. The gross profit margin decreased to 61.3% for the third quarter of 2014 from 63.0% for the prior-year period. This decrease was largely due to the relatively high increase in revenue provided by RapidFit and i.materialise and some of our complex surgery product lines (Mobelife and OBL), which do not yet provide corresponding contributions to our margins.

Selling and marketing expenses were 6,382 kEUR for the third quarter of 2014 compared to 5,417 kEUR for the third quarter of 2013. This 965 kEUR increase resulted from additional investments, mainly in the 3D printing software and industrial production segments.

Research and development expenses increased by 45% to 3,672 kEUR for the third quarter of 2014 from 2,527 kEUR for the prior-year period, reflecting continued heavy investment with a number of active projects in various stages of development, including metal printing and X-ray. All of the company’s research and development spending is expensed and none is capitalized.

Other operating income increased by 271 kEUR to 1,464 kEUR from 1,193 kEUR for the prior-year period. For the three months ended September 30, 2014, 915 kEUR out of the 1,464 kEUR consisted of withholding tax exemptions for qualifying researchers and partial funding of R&D projects, as compared to 810 kEUR for the three months ended September 30, 2013. Financial income for the third quarter of 2014 rose to 2,396 kEUR from 40 kEUR in the prior-year quarter due to a foreign exchange gain on the portion of IPO proceeds kept in USD.

Net profit for the third quarter of 2014 was 2,559 kEUR, versus 1,380 kEUR for the prior-year period, an increase of 1,179 kEUR or 85%. Total comprehensive income for the third quarter of 2014, which reflects exchange differences on translation of foreign operations, was 2,830 kEUR, an increase of 1,471 kEUR versus the prior-year period.

At September 30, 2014, the Company had cash and equivalents of 75,044 kEUR, an increase of 62,446 kEUR since December 31, 2013, largely due to cash received from the company’s initial public offering. Cash flow from operations in the third quarter of 2014 was 28 kEUR.

Page  |  3

Net shareholder’s equity at September 30, 2014 was 85,284 kEUR, an increase of 67,549 kEUR since December 31, 2013.

2014 Guidance

For fiscal 2014, management expects to report consolidated revenue between 79,000 kEUR and 81,000 kEUR. Management intends to continue investing aggressively invest in research and development and sales and marketing initiatives. Depending on the pace of investments, management expects consolidated Adjusted EBITDA for fiscal 2014 to be between 5,000 kEUR and 6,000 kEUR.

Non IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its operational performance. EBITDA is calculated as net income before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is determined by adding stock-based compensation expense and one-time IPO related expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net income, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.2583, the 12:00 noon ET buying rate of the Federal Reserve Bank of New York for the euro on September 30, 2014.

Page  |  4

Webcast and Conference Call

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the third quarter of 2014 today, November 12, 2014 at 8:30a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer, Peter Leys, Executive Chairman, and Frederic Merckx, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international) and passcode is #20109601. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed via the Investor Relations tab of Materialise’s website, www.materialise.com, in the News and Events section. A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Thursday, November 13, 2014. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is 20109601. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

With its headquarters in Leuven, Belgium, and branches worldwide, Materialise is a provider of Additive Manufacturing (AM) software solutions and sophisticated 3D printing services in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Materialise has been playing an active role in the field of AM since 1990, through its involvement in AM for industrial and medical applications; by providing biomedical and clinical solutions such as medical image processing and surgical simulations and by developing unique solutions for its customers’ prototyping, production, and medical needs.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our research and development projects, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this presentation, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will”, “may”, “could”, “might”, “aim”, “should” “guidance,” “objectives,” “optimistic,” “potential,” “future,” “continue,” “drive,” “strategy,” “potentially,” “growth,” “long-term,” “goals,” “sees,” “seek,” “develop” “possible” “new,” “emerging,” “opportunity,” “pursue” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, we cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations, including risk factors described under the heading “Risk Factors” in the Amendment No. 5 to our Registration Statement on Form F-1 filed with the SEC on June 23, 2014. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this press release.

Page  |  5

We are providing this information as of the date of this press release and do not undertake any obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

Page  |  6

Materialise NV

Consolidated income statements

	For the quarter ended Sept. 30			For the nine months ended September 30
	2014	2014	2013	2014	2013
(In thousands, except EPS)	U.S. $	euros	euros	euros	euros
Revenue	24,956	19,833	16,973	57,764	49,217
Cost of Sales	(9,662)	(7,679)	(6,282)	(22,853)	(18,697)

Gross Profit	15,294	12,154	10,691	34,911	30,520

Research and development expenses	(4,620)	(3,672)	(2,527)	(10,414)	(7,675)
Sales and marketing expenses	(8,030)	(6,382)	(5,417)	(18,218)	(15,676)
General and administrative expenses	(3,470)	(2,758)	(2,350)	(8,470)	(7,045)
Other operating income	1,842	1,464	1,193	3,823	3,013
Other operating expenses	(79)	(63)	88	(401)	(179)

Operating Profit	937	743	1,678	1,231	2,958

Financial expenses	(518)	(412)	(221)	(821)	(608)
Financial income	3,015	2,396	40	2,463	112
Share in profit of joint venture	(35)	(28)	—	(28)	—

Profit before taxes	3,399	2,699	1,497	2,845	2,462

Income Taxes	(176)	(140)	(117)	(427)	(274)

Net profit (loss)	3,223	2,559	1,380	2,418	2,188
Net profit (loss) attributable to:
The owners of the parent	3,275	2,601	1,412	2,546	2,268
Non-controlling interest	(53)	(42)	(32)	(128)	(80)

EPS attributable to the owners of the parent
Basic	0.07	0.06	0.04	0.06	0.06
Diluted	0.07	0.05	0.04	0.06	0.06

Weighted average shares outstanding
Basic	47,072	47,072	37,781	41,088	37,758
Diluted	49,142	49,142	38,057	42,602	38,034

Consolidated statements of comprehensive income

	For the quarter ended Sept. 30			For the nine months ended September 30
	2014	2014	2013	2014	2013
(In thousands, except EPS)	U.S. $	euros	Euros	euros	Euros
Net profit (loss) for the year	3,223	2,559	1,380	2,418	2,188
Other comprehensive income
Exchange differences on translation of foreign operations*	288	229	(53)	237	(110)
Other comprehensive income (loss), net of taxes	288	229	(53)	237	(110)
Total comprehensive income (loss) for the year, net of taxes	3,511	2,788	1,327	2,655	2,078
Total comprehensive income (loss) attributable to:
The owners of the parent	3,564	2,830	1,359	2,783	2,158
Non-controlling interest	(53)	(42)	(32)	(128)	(80)

*	May be reclassified subsequently to profit & loss

Page  |  7

Materialise NV

Consolidated statements of financial position

(in thousands of euros)	09/30/2014	12/31/2013
Assets

Current assets
Inventory	3,471	3,328
Trade receivables	14,087	12,382
Other current assets	3,801	3,053
Cash and cash equivalent	75,044	12,598

Total current assets	96,403	31,361

Non-current assets
Goodwill	2,432	1,612
Intangible assets	1,728	1,439
Property, plant & equipment	26,107	20,167
Investments in joint ventures	472	—
Deferred tax assets	216	406
Other financial assets	324	253
Total non-current assets	31,279	24,327

Total assets	127,682	55,688

Equity and liabilities

Current liabilities
Loans & borrowings	5,380	4,640
Trade Payables	7,253	6,794
Tax Payables	218	43
Deferred income	8,629	6,773
Other current liabilities	7,439	5,841

Total current liabilities	28,919	24,091

Non-current liabilities
Loans & borrowings	11,863	11,676
Deferred tax liabilities	227	212
Deferred income	990	1,634
Other non-current liabilities	399	340

Total non-current liabilities	13,479	13,862

Net equity
Share capital	2,715	2,235
Share premium	76,691	12,321
Consolidated reserves	5,748	3,198
Other comprehensive income	208	(29)
Equity attributable to the owners of the parent	85,362	17,725

Non-controlling interest	(78)	10

Total equity	85,284	17,735

Total equity and liabilities	127,682	55,688

Page  |  8

Materialise NV

Consolidated cash flow statements

(in thousands of euros)		For the nine months ended
	Notes	2014	2013
Operating activities
Net profit (loss) for the nine months		2,418	2,188
Non-cash and operating adjustments
Depreciation of property, plant & equipment		2,534	2,035
Amortization of intangible assets		497	302
Share-based payment expense		464	17
Loss (gain) on disposal of property, plant & equipment		15	61
Movement in provisions and allowance for bad debt		(16)	52
Movement in provision for impairment receivables		105	227
Financial income		(98)	(112)
Financial expense		342	538
Impact of foreign currencies		(1,886)	70
Share of loss (profit) of an associate or JV (equity method)		28	—
Deferred tax expense (income)		161	79
Income taxes		266	195
Other		33	29
Working capital adjustments
Increase in trade receivables and other receivables		(2,523)	(1,264)
Decrease (increase) in inventories		(122)	(180)
Increase in trade payables and other payables		3,127	2,040
Interest received		4	10
Income taxes paid		(91)	—

Net cash flow from operating activities		5,258	6,287

Investing activities
Purchase of property, plant & equipment		(5,828)	(1,403)
Purchase of intangible assets		(582)	(363)
Proceeds from the sale of property, plant & equipment, net		137	—
Proceeds from the sale of intangibles		—	8
Acquisition of subsidiary		(1,161)	(365)
Investments in joint-ventures		(500)	—
Net cash flow used in investing activities		(7,934)	(2,123)

Financing activities
Proceeds from loans & borrowings and convertible debt		1,911	1,566
Repayment of loans & borrowings		(2,273)	(2,985)
Repayment of finance leases		(608)	(472)
Proceeds from the exercise of warrants		—	56
Contribution unpaid capital non-controlling interest		34	51
Capital increase in subsidiary by non-controlling interest		—	1,001
Capital increase in parent company		70,484	—
Direct attributable expense capital increase		(6,046)	—
Interest paid		(373)	(351)
Other financial income (expense)		(221)	(227)

Net cash flow from financing activities		62,908	(1,361)

Net increase of cash and cash equivalents		60,232	2,803
Cash and cash equivalents at beginning of year		12,598	6,417
Exchange rate differences on cash & cash equivalents		2,214	79

Cash & cash equivalents at end of period		75,044	9,299

Page  |  9

Materialise NV

SEGMENT P&L

(In thousands of euros)	3D Printing Software	Medical	Industrial Production	Total segments	Adjustments & eliminations	Consolidated
For the three month period ended 30 September, 2014
Revenues	4,438	7,090	8,190	19,718	115	19,833
Segment EBITDA	1,518	677	753	2,948	(1,175)	1,773
Segment EBITDA %	34.2%	9.5%	9.2%	15.0%		8.9%

For the three month period ended 30 September, 2013
Revenues	3,441	6,833	6,708	16,982	(9)	16,973
Segment EBITDA	1,345	1213	600	3,158	(698)	2,460
Segment EBITDA %	39.1%	17.8%	8.9%	18.6%		14.5%

(In thousands of euros)	3D Printing Software	Medical	Industrial Production	Total segments	Adjustments & eliminations	Consolidated
For the nine month period ended 30 September, 2014
Revenues	12,671	21,221	23,659	57,552	213	57,764
Segment EBITDA	4,921	2,416	1,182	8,520	(4,284)	4,236
Segment EBITDA %	38.8%	11.4%	5.0%	14.8%		7.3%

For the nine month period ended 30 September, 2013
Revenues	9,835	20,522	18,850	49,207	10	49,217
Segment EBITDA	3,858	3,853	733	8,444	(3,149)	5,295
Segment EBITDA %	39.2%	18.8%	3.9%	17.2%		10.8%

Page  |  10

Materialise NV

Adjusted EBITDA Reconciliation

	For the quarter ended September 30		For the nine months ended September 30
(in thousands of euros)	2014	2013	2014	2013
Net profit/(loss)	2,559	1,380	2,418	2,188

Income taxes	140	117	427	274
Financial expense	412	221	821	608
Financial income	(2,395)	(40)	(2,462)	(112)
Depreciation & amortization	1,057	782	3,032	2,337

EBITDA	1,773	2,460	4,236	5,295
Non-recurring IPO Expenses	0	0	182	0
Non-cash stock-based compensation expenses	282	0	407	0
Adjusted EBITDA	2,055	2,460	4,825	5,295